STEVE FRITZE Executive Vice President & Chief Financial Officer T 651.293-2401 F 651.225.3022

December 10, 2007

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

RE:	Ecolab Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007
Form 10-Q for the Quarterly Period ended September 30, 2007
Filed November 2, 2007
File No. 001-09328

Dear Mr. O’Brien:

This letter is written in response to the staff’s comment letter dated November 26, 2007 on the Company’s Form 10-K for the year ended December 31, 2006 and the Company’s Form 10-Q for the quarter ended September 30, 2007.  For ease of reference, we have included the staff’s comment along with our response to assist in the review process.

Form 10-Q for the Quarterly Period ended September 30, 2007

SEC Comment:

2. Special Charges, page 8

1.

We note your $27.4 million charge for an arbitration settlement related to two California class action lawsuits involving wage/hour claims affecting former and current Pest Elimination employees during the third quarter of fiscal year 2007, which is 16% and 6% of operating income for the three months and nine months ended September 30, 2007, respectively. We further note the following related to your loss contingency disclosures for this item and in general:

•

You did not provide specific, forewarning disclosures for these matters in any prior filing, including your Form 10-K for the fiscal year ended December 31, 2006, until your Form 8-K filed on October 22, 2007.

•	You did not provide any loss contingency disclosures, either specific or general, in your Forms 10-Q for the fiscal quarters ended March 31, 2007, and June 30, 2007.

•

In Part II, Item 1 of your Form 10-Q for the fiscal quarter ended June 30, 2007, on page 28, you included a general discussion of legal proceedings that arise in the ordinary course of business for which you listed wage hour lawsuits which may assert individual or class claims as an example. As such, it would appear that these two class action lawsuits were in existence and known by management as of June 30, 2007, at a minimum. However, you did not provide any specific SFAS 5 disclosures for these two class action lawsuits in this filing.

•

Your specific disclosure in note 2 of your September 30, 2007, interim financial statements does not appear to provide investors with sufficient information to fully understand the nature, timing, status of your challenge to the arbitrator’s decision and the merits of your challenging such decision of these two class action lawsuits. In addition, you do not disclose the other wage hour lawsuit that has been certified as a class action lawsuit or any of the disclosures required by SFAS 5.

Based on the materiality of the arbitration settlement without consideration of any post-award interest you are also required to pay, it is unclear how you determined your disclosures in your annual and quarterly filings comply with the requirements in paragraphs 9 and 10 of SFAS 5 for your annual and interim financial statements and Rule 10-01(a)(5) of Regulation S-X for your interim financial statements.

Response

The Company carefully considered its compliance with Statement of Financial Accounting Standards 5 “Accounting for Contingencies” (SFAS 5) as well as Item 103 of Regulation S-K and Rule 10-01(a)(5) of Regulation S-X in setting appropriate accruals and making appropriate disclosures in its public filings for the two California class actions prior to the $27.4 million (before tax) arbitration settlement (the “Subject Cases”) in the third quarter of the Company’s fiscal year 2007.  The first of the related Subject Cases was filed in June 2005 and the second was filed in June 2006.  A class was not certified in the first case until May 8, 2006 and a class has yet to be certified in the second case, but because they are related factually and the plaintiffs in both cases are represented by the same law firm, the Company has treated them as one action.  The requirements of SFAS 5 were considered at least once each quarter for the Subject Cases beginning when the first claim was filed.

Prior to March 2007, the Company planned to vigorously defend the Subject Cases.  Based on the Company’s planned legal defense and prior experience in similar cases, the Company concluded a loss was not probable and that there was not risk of material loss.  Therefore, no accrual for loss was recorded, nor were specific SFAS 5 disclosures made.  In March 2007, notwithstanding our strong legal arguments (for example, the judge in the first lawsuit, in denying the plaintiff’s motion for summary judgment,  indicated that the jobs in question came within an exemption from overtime pay), the Company decided to pursue a mediated settlement of the Subject Cases in order (1) to mitigate against incurring continuing legal fees in the defense of the Subject Cases, and (2) to resolve any potential future jury risk in the Subject Cases.  In March 2007 the Company recorded a $500,000 loss accrual for the Subject Cases, representing the point in an estimated range of $0 - $5 million (before tax) at which the Company believed the Subject Cases were most likely to settle.  At that time we concluded that our range of estimated loss was not material to our $368.6 million reported net income for fiscal year 2006 or our $89.5 million reported net income for the first quarter of 2007 and, accordingly, our March 31, 2007 financial statements did not include any specific SFAS 5 disclosures for the Subject Cases.  During the second quarter of 2007, an initial mediation was conducted which resulted in an agreement as to a framework for reaching a settlement amount utilizing arbitration as a means to quantify a portion of the settlement.  Based on this development, in June 2007 we increased our loss accrual from $500,000 to $2 million, again based on a SFAS 5 analysis.  The $2 million accrual represented the best estimate of loss within an estimated range of $0 to $5 million (before tax).  Consistent with our prior materiality conclusions, we determined that the accrual and the upper end of our range was not material to our financial statements and therefore we did not include any specific SFAS 5 disclosures in our June 30, 2007 financial statements.  Although the loss exposure related to the Subject Cases did not meet the materiality threshold for disclosure pursuant to S-K 103, we did include wage hour lawsuits in our general discussion of legal proceedings in Part II of our June 30, 2007 Form 10-Q  because the Company believed, due to litigation trends affecting employers generally, that the frequency of these types of claims may be increasing.

Arbitration was conducted during the third quarter of 2007 and our accrual and estimated range of loss remained unchanged until an arbitration award was issued on September 24, 2007.  It is fair to say that the Company was stunned by the amount of the award.  A press release disclosing the amount of the potential payment resulting from the arbitration award, if its stands, was issued within 24 hours of the Company learning of the arbitrator’s decision.

To provide perspective on the Company’s estimate of amount of loss, the Company had previously successfully resolved past class actions consistent with its analysis.  A class action alleging service liability was successfully resolved in 2005 for less than the estimated cost of defense.  A securities class action lawsuit related to a public company acquisition was also successfully resolved in 2005 after minor changes in the proxy statement and payment of $201,000 in plaintiffs’ attorneys’ fees.  Also in 2005, the Company resolved a wage hour action asserting class status for a $20,000 payment.  Related to that case was a Department of Labor (DOL) audit of the Company’s pay practices, with the DOL agreeing with the Company’s analysis that the position was exempt from overtime pay.  The Company also received a favorable summary judgment award in mid-2006 on a different California wage hour action than the Subject Cases on which class status was sought but not granted.  Given this past experience with class actions and wage hour issues, the Company had reason to believe that its SFAS 5 analysis of the Subject Cases was accurate and that its disclosure was appropriate based on the facts and its materiality assessment.

As Item 103 of Regulation S-K provides, only material litigation, in part defined in Instruction 2 to Item 103 as one involving a claim for damages in an amount greater or equal to 10% of the Company’s current assets, need be disclosed.  The Company’s total current assets as of September 30, 2007 and December 31, 2006 were $1.60 billion and $1.85 billion, respectively, as disclosed in the Company’s filed Form 10-Q for the fiscal quarter ended September 30, 2007.  The Subject Cases sought unspecified damages and the estimated range of loss prior to the arbitration award, as described above, was clearly below the materiality threshold of the regulation.

At the time the Company filed its Form 10-Q for the period ended September 30, 2007, the Company had indicated to the applicable court in a filing made October 16, 2007 and in oral argument made October 29, 2007 that it intended to file a motion seeking to vacate the arbitration award for various reasons, including (1) the award was procured by plaintiffs’ fraudulent representation that neither party would bear the burden of proof when plaintiffs intended to argue at the arbitration hearing that Ecolab bore the burden of proof and (2) the arbitrator exceeded the scope of his authority by using alleged discovery abuses as part of the basis for his ruling.  The Company has until January 2008 to file this motion and, therefore, any additional disclosure as to the grounds for the motion before that time would be premature because the Company is in the process of continuing to formulate its legal strategy.

The Company has made appropriate disclosure of the other wage hour lawsuit that has been certified because at this time the Company believes that there is not a reasonably possible risk of material loss.

SEC Comment:

In future filings, please include disclosures within the footnotes to your consolidated financial statements that addresses the following, at a minimum, with regards to your loss contingencies:

•                  For each of the wage hour class action claims, disclose (i) the nature of the lawsuits, (ii) when you became aware of these lawsuits, (iii) the amount of damages sought, (iv) the amount of your accrual for these lawsuits for each period presented, and (v) the amount or range of reasonably possible loss in excess of accrual for the class action lawsuit that remains unsettled.

•                  Provide the disclosures required by SFAS 5 and/or SAB Topic 5.Y for any other lawsuit, legal claim, environmental matter or other loss contingency that is either probable or reasonably possible of having a material impact to your financial position, results of operations and/or liquidity within the footnotes to your consolidated financial statements in all of your annual and quarterly filings.

Response

In future filings, the Company will continue to conduct a SFAS 5 analysis, establish and maintain the accruals resulting from such analysis and make appropriate disclosures as required by SFAS 5, Item 103 of Regulation S-K and Rule 10-01(a)(5) of Regulation S-X, as applicable, in all our annual and quarterly filings.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Ecolab Inc., I thank you for your consideration of our response.  Should the staff have further questions or comments or need any further information or clarification, please do not hesitate to contact me.

Sincerely,

/s/Steven L. Fritze
Steven L. Fritze
Executive Vice President
and Chief Financial Officer